Exhibit 21

Subsidiaries of the Registrant

Listed below are the subsidiaries of the Company, each of which is in the consolidated financial statements of the Company and each of which is wholly owned by its immediate parent unless otherwise noted. Each such subsidiary does business under its corporate name.

Name of Subsidiary	Jurisdiction of Incorporation
Amende Cabinet Corporation	Virginia
American Woodmark Management Company	Delaware
American Woodmark Sales Company	Delaware
American Woodmark HC Sales LLC	Delaware
RSI Home Products, S. De R.L. De C.V. (0.1%)	Mexico
RSI Home Products LLC	Delaware
Phocus Asia Limited	Hong Kong
Phocus China Limited	People's Republic of China
RSI Home Products, S. De R.L. De C.V. (99.9%)	Mexico